1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

November 17, 2011

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:          Amendment for SEI Alpha Strategy Portfolios, LP (File No. 811-22112)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Alpha Strategy Portfolios, LP (the “Fund”), this letter responds to the comments you provided via telephone on October 19, 2011, regarding the Fund’s amendment No. 4, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on September 28, 2011 as part of the Fund’s annual update to its registration statement. Below, we have briefly summarized your comments and questions, followed by our responses.

1.             Comment.              Item 9 states that the SEI LIBOR Plus Portfolio’s (the “Portfolio”) investment goal “may be changed at any time by the Board of Directors of the Fund without the approval of the Portfolio’s shareholders.” Please state whether Portfolio’s shareholders would be provided with notice of such a change.

Response.              In the event of a change to the investment goal of the Portfolio, shareholders of the Portfolio would be provided with notice.  The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Portfolio’s non-fundamental investment policies and restrictions.

2.             Comment.              Please refer to “non-investment grade fixed income securities” as “junk bonds” in the principal investment strategies disclosure of the Portfolio.

Response.              In response to your comment, we will consider adding parallel references to “junk bonds” throughout the Prospectus to accompany discussion of non-investment grade fixed income securities as part of the Fund’s next annual update.

3.             Comment.              The “Principal Investment Strategies” section of Item 9 notes that the Portfolio may invest in credit default swaps.  If the Portfolio will write credit default swaps, please confirm in the Fund’s Correspondence filing that the Portfolio will cover the full notional value of any credit default swaps it writes.

Response.              The Portfolio may write (sell) credit default swaps.  If the Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

4.             Comment.              Please consider adding “credit risk” to the “Principal Risks” section of Item 9.

Response.              In response to your comment, we will consider adding credit risk to the Prospectus as part of the Fund’s next annual update.

5.             Comment.              Please confirm that the Portfolio’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.              In response to your comment, we have reviewed the Portfolio’s disclosure against the observations set forth in the Miller Letter and will make appropriate revisions, if any, as part of the Fund’s next annual update.

I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien